EXHIBIT 99.1
News Release

FOR IMMEDIATE RELEASE	Media:
Feb. 6, 2009	Martha Monfried	Puget Sound Energy
1-888-831-7250
	Alex Doughty	Macquarie Group for Puget
Holdings
1-212-231-1710
Analysts:
	Durga Doraisamy	Puget Energy
1-425-462-3808
Puget Holdings completes acquisition of Puget Energy and Puget Sound Energy
Washington utility customers see immediate benefits; Alaska Air’s Bill Ayer becomes chairman
          BELLEVUE, Wash. – Puget Holdings LLC, a group of long-term infrastructure investors, today announced the completion of its $7.4 billion merger transaction with Puget Energy and its wholly-owned utility subsidiary, Puget Sound Energy, acquiring all of the issued and outstanding common shares of Puget Energy for $30 a share.
          “Our merger with Puget Holdings is already providing benefits to our 1 million electric and nearly 750,000 natural gas customers in Western Washington,” said Stephen P. Reynolds, president and CEO of Puget Energy and PSE. “During this time of economic instability, PSE has been able to improve its credit rating and secure long-term credit facilities to improve and expand our energy delivery system, providing local jobs and meeting local needs.”
          On Jan. 16, after both Puget Holdings and Puget Sound Energy accepted the Washington Utilities and Transportation Commission merger approval order, Standard & Poor’s increased PSE’s corporate credit rating to BBB from BBB- and its secured bond rating to A- from BBB+. The ratings upgrade is expected to result in meaningful savings for PSE customers for years to come due to reduced borrowing costs.
          “At a time when most companies are only able to secure one-year bank loans, the merger also enabled PSE to enter into new credit facilities with 5-year terms,” explained Reynolds. “This is on top of the $100 million in rate credits and other savings over the next decade customers will begin receiving as early as this month and the committed access to long-term, stable capital – $1 billion a year for the next 5 years – provided by our new owners.”
          Effective with today’s completed transaction, William (Bill) S. Ayer, chairman and chief executive of Alaska Air Group, became the chairman of the boards of directors for Puget Energy
-more-

Puget Energy – page 2 of 4
and PSE. Reynolds, who today relinquished his three-year title as chairman, remains as PSE president and CEO, continuing to serve on the Puget Energy and PSE boards. The PSE board also includes Herbert B. Simon, a member of Simon Johnson LLC, a real estate and venture capital investment company in Tacoma.
          Today’s transaction will enable PSE to continue to make significant investments in renewable resources to meet evolving green energy requirements and investments in its distribution system for natural gas and electricity customers to improve security and reliability. The transaction also includes a $5 million contribution to the Puget Sound Energy Foundation to support local community services and programs.
Rate credits:
▪	Every PSE bill over the next 10 years will include a rate credit, cumulatively totaling up to $10 million per year.

▪	The credits are expected to begin appearing on customer bills on Feb. 13, 2009.
Investments in renewable resources; expanded commitment to energy efficiency:
▪	Continued commitment to renewable resources, such as wind power, with a goal of securing 10 percent of PSE’s power supply from renewable resources by 2013.

▪	Boosted recruitment for enrollment in PSE’s voluntary Green Power Program, which is targeted to include 5 percent of electric customers by 2014.

▪	A study will identify ways to obtain energy efficiency improvements in the generation, transmission and distribution of energy.
Strengthen reliability and customer service:
▪	Planned investment of nearly $600 million in 2009 to upgrade aging natural gas pipes and electric wire and extend the utility system to new developments.

▪	Management of accurate billing to be included among the customer service performance measurements reviewed by the UTC.
Increase funding of Puget Sound Energy Foundation:
▪	A $5 million contribution to the Puget Sound Energy Foundation to extend support of programs and services in the communities where PSE operates.
          On Friday, Feb. 6, Puget Energy‘s common stock traded for the last time on the NYSE and will be delisted from the exchange prior to trading hours on Monday, Feb. 9, 2009. Information on how to convert Puget Energy’s common shares into cash after the merger closes is available on www.PugetEnergy.com.
-more-

Puget Energy – page 3 of 4
          The proposed merger transaction was announced Oct. 26, 2007, approved by shareholders and the Federal Energy Regulatory Commission in April 2008, and the UTC on Dec. 30, 2008.
About Puget Sound Energy
Washington state’s oldest and largest energy utility, with a 6,000-square-mile service area stretching across 11 counties, Puget Sound Energy serves more than 1 million electric customers and nearly 750,000 natural gas customers, primarily in Western Washington. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy conservation, low-cost procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure. PSE employees are dedicated to providing great customer service to deliver energy that is safe, reliable, reasonably priced, and environmentally responsible.
About Puget Energy
Puget Energy is the parent company of Puget Sound Energy, a regulated utility providing electric and natural gas service primarily to the growing Puget Sound region of Western Washington. For more information, visit www.pugetenergy.com.
About Puget Holdings LLC

Macquarie Infrastructure Partners I & Macquarie Infrastructure Partners II
Macquarie Infrastructure Partners I & Macquarie Infrastructure Partners II, both headquartered in New York, are diversified unlisted funds focusing on infrastructure investments in North America. The majority of MIP I and MIP II investors are US and Canadian institutions such as public pension funds, corporate pension funds, endowments and foundations and Taft-Hartley (Labor) funds. MIP I has thirteen investments including stakes in regulated utilities such as Aquarion Company, a regulated New England water utility, Duquesne Light, a regulated electric utility in Pittsburgh and investments in several other infrastructure and essential service businesses in the US and Canada. MIP II has investments in two infrastructure businesses.
Macquarie Capital Group
Macquarie Capital Group Limited is recognized as a leading global investor and manager of infrastructure businesses. Members of the Macquarie Capital Group manage more than US $40 billion in equity invested in infrastructure and essential service assets around the world through a range of listed and unlisted vehicles. Infrastructure investments managed by Macquarie include investments in the regulated energy, utility, water, transportation and telecommunications sectors around the world. Macquarie aims to manage investments in infrastructure assets profitably and responsibly.
CPP Investment Board
The CPP Investment Board is a professional investment management organization that invests the funds not needed by the Canada Pension Plan to pay current benefits on behalf of 17 million Canadian contributors and beneficiaries. In order to build a diversified portfolio of CPP assets, the CPP Investment Board invests in public equities, private equities, real estate, inflation-linked bonds, infrastructure and fixed income instruments. Headquartered in Toronto, with offices in London and Hong Kong, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At September 30, 2008, the CPP Fund totaled C$117.4 billion. For more information, please visit www.cppib.ca.
bcIMC
British Columbia Investment Management Corporation (bcIMC) is an investment management corporation based in Victoria, B.C. With over C$85 billion in assets under administration as of March 31, 2008 with global exposure, and supported by industry-leading investment expertise, bcIMC offers fund management services for all major asset classes, including currency and infrastructure investment.
bcIMC’s Strategic Investment and Infrastructure Program seeks to acquire long term interests in tangible infrastructure assets which hold the potential to generate strong returns and cash yields to its clients. The program has a global focus with holdings in North America, Latin America, and Europe. bcIMC’s clients include public sector pension plans, public trusts, and insurance funds. For more information, visit www.bcimc.com.
-more-

Puget Energy – page 4 of 4
AIMCo
Alberta Investment Management Corporation (AIMCo), based in Edmonton, Alberta, is one of the largest institutional investment management firms in Canada, with C$72 billion in assets under management as of Dec. 31, 2008. AIMCo manages capital for public sector pension plan and government endowment fund clients across a wide variety of asset classes. Alternative investments include infrastructure, real estate, timberland, and private equity. AIMCo has made infrastructure investment commitments of more than C$2 billion and has significant investment experience in the regulated energy and utility sectors. Infrastructure investments are made on a long-term basis, and the portfolio is diversified across sector and geography, including investments in North America, Europe and Asia. For more information on AIMCo and its investments, please visit www.aimco.alberta.ca.
MFIT
Macquarie-FSS Infrastructure Trust (MFIT) is an unlisted Australian infrastructure trust managed by Macquarie Specialised Asset Management Limited. The investment objective of MFIT is to make investments in a diversified range of infrastructure and infrastructure-like assets. MFIT currently holds interests in four assets across four sectors in three countries (the USA, the UK and Spain). Assets include electricity and water infrastructure, communications infrastructure and vehicle inspection services.
###